THIS QUIT CLAIM AGREEMENT dated for reference the 31 day of January, 2007

BETWEEN:

ALMADEN MINERALS LTD and MINERA ZAPATA S.A. de C.V , corporations with a place of business at 1103 - 750 West Pender Street, Vancouver, British Columbia  V6C 2T8

(“Almaden”)

AND:

PASO RICO RESOURCES LTD and MINERA SANTA REGINA S.A de C.V., corporations with a place of business at 410– 325  Howe Street, Vancouver, British Columbia  V6C 1Z7

(“Paso Rico”)

WHEREAS:

A.

Pursuant to an Assignment of Rights Agreement dated 16 February 2001 between Fairfield Minerals Ltd, (a predecessor company of Almaden Minerals Ltd.) Minera Zapata S.A. de C.V. and Paso Rico (the “Rights Agreement”) Almaden acquired a 100% interest in those mineral properties more particularly described in Schedule “A” to this Agreement subject only to a 2% Net Smelter Return hereinafter referred to as the “Royalty Interest” payable in accordance with the terms of the Rights Agreement;

B.

Paso Rico has agreed to transfer the Royalty Interest to Almaden on the terms hereinafter set forth for the purpose of cancelling such Royalty Interest.

NOW THEREFORE in consideration of the mutual covenants of the parties hereinafter set forth it is agreed as follows:

1.

Paso Rico hereby sells, transfers, assigns and quit claims to Almaden all its right, title and interest in and to the Royalty Interest.

2.

Almaden agrees forthwith on the acceptance for filing of this agreement by the TSX and the approval of AMEX for the applicable Application for Listing of Additional Securities (the date of the later of such acceptance or approval as afororesaid being referred to as the Effective Date) to:

(a)

pay to Paso Rico the sum of $20,000.00 U.S. Funds; and

(b)

issue to Paso Rico a non transferable Warrant granting to Paso Rico the right and option to purchase up to 25,000 common shares of Almaden Minerals Ltd. at a price of $3.00 per share such Warrant to be for a term of 3 years from the Effective Date. Paso Rico acknowledges that the Warrant will be subject to a restriction on transfer for a period of 4 months and 1 day from the Effective date (the “Hold Period”) and that the Warrant certificate and the certificate for any shares acquired on exercise of the Warrant if such exercise is within the Hold Period shall be legended accordingly.

3.

Paso Rico covenants and warrants that it has done no act whereby the Royalty interest has in any manner become impaired or encumbered, that it has not sold, transferred or assign the Royalty interest or any part therof and that it is fully authorized and empowered to enter into this Agreement. Paso Rico further agrees that if it has recorded the Royalty Interest against the title to the mineral properties it will take all steps or assist Almaden to remove such recording.

IN WITNESS WHEREOF the parties have executed this Agreement as of the 31 day of January, 2007.

ALMADEN MINERALS LTD.		MINERA ZAPATA S.A de C.V
Per:	“Duane Poliquin”	Per	“Duane Poliquin”
	Authorized Signatory		Authorized Signatory

PASO RICO RESOURCES LTD..		MINERA SANTA REGINA S.A de C.V.
Per:	“Mark T. Brown”	Per	“Norman Burmeister”
	Authorized Signatory		Authorized Signatory